SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No.            )(1)


                             Circuit Research Labs, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                             Common Stock $.10 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    17274320
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   John Hay
                              Gust Rosenfeild PLC
                           201 N. Central Ave, Suite 3300
                               Phoenix, Arizona 85073
                                 (602)257-7422
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 28, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10  Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/98)

CUSIP No.                              13D                   Page    of    Pages

17274320
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Charles Jayson Brentlinger

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     PF

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         480,062 shares under contract to purchase

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         480,062 shares under contract to purchase

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    0

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                480,062 shares under contract to purchase but are not presently owned by reporting person
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     62.43

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     IN

CUSIP No.                              13D                   Page    of    Pages

17274320
________________________________________________________________________________
Item 1.  Security and Issuer.

This statement relates to common stock of Circuit Research Labs, Inc., an Arizona corporation, whose principal executive office is located at 2522 West Geneva Drive, Tempe, Arizona 85282.

________________________________________________________________________________
Item 2.  Identity and Background.

The following information is submitted with respect to the person filing this statement:

(a)  Charles Jayson Brentlinger, an individual.

(b)  Residence Address:  8402 East Jenan Drive, Scottsdale, Arizona 85260.

(c) Executive Officer, Brentlinger Broadcasting, Inc., 7434 East Stetson Drive, Suite 255, Scottsdale, Arizona 85251.

(d) Mr. Brentlinger has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Mr. Brentlinger has not, during the last five years, been a party to a Civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Brentlinger is a citizen of the United States.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

The consideration used and to be used to make the purchases will be the Private funds of Mr. Brentlinger. Mr. Brentlinger borrowed from an individual a portion of the $300,000 payment made at the time he entered into the Stock Purchase Agreement by which he agreed to purchase the stock. Mr. Brentlinger is obligated to repay that loan with his personal funds. Mr. Brentlinger does not anticipate the need to borrow any other funds to complete the purchases of stock for which he is obligated or to exercise the options to purchase which have been granted to him.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

Mr. Brentlinger is purchasing the stock of the issuer for the purpose of Acquiring control of the issuer and causing it to reenter the business of manufacturing specialty audio and broadcasting equipment for radio stations. He intends to cause the issuer to rescind the existing resolution to dissolve. He intends to become a member of the board of directors and an officer, but does not intend to request any other changes in the membership of the board of directors or in the officers.
He does not intend to request any changes in the corporate structure or capitalization of the issuer except those changes which are occasioned by his purchase of the issuer's stock.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

Mr. Brentlinger currently owns no shares of the issuer. He has entered into a Stock Purchase Agreement, a copy of which is attached as Exhibit A, by which he has agreed to purchase, subject to the terms and conditions contained therein, a total of 480,062 shares of the issuer, which would then constitute 62.43 percent of the outstanding shares of the issuer. In addition, he will receive options to purchase an additional 500,000 shares of the issuer, which, if exercised in full, would cause him to own 77.24 percent of the outstanding shares of the issuer.

Mr. Brentlinger has no power to vote or to direct the vote of any shares of the issuer until he has purchased them. He has not effected any transactions in the shares of the issuer in the last 60 days. No other person has or will have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Mr. Brentlinger has the right and obligation to purchase shares of the issuer pursuant to the Stock Purchase Agreement which is Exhibit A to this Agreement. Mr. Brentlinger has entered into a Stock Option Agreement by which he has granted an individual the right to purchase from him up to 10,000 shares of the stock of issuer, if and when acquired by Mr. Brentlinger, at any time during the next three years. Mr. Brentlinger has no other contracts, arrangements, understandings or relationships with respect to the securities of the issuer.

________________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.

Attached as Exhibit A is the Stock Purchase Agreement by which Mr. Brentlinger has agreed to purchase stock of the issuer and by which the issuer and a principal stockholder have agreed to sell that stock.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                     July 7, 1999
                                        ----------------------------------------
                                                         (Date)


                                        /s/    Charles Jayson Brentlinger
                                        ----------------------------------------
                                                       (Signature)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).





EXHIBIT A


STOCK PURCHASE AGREEMENT


     This Stock Purchase Agreement (the "Agreement") is dated as of this 23rd day of June, 1999, and is by and among Charles Jayson Brentlinger ("Brentlinger" or "Buyer"), Circuit Research Labs, Inc., an Arizona corporation (the "Company" or "CRL"), and Gary D. Clarkson ("Clarkson") (the Company and Clarkson are sometimes referred to herein collectively as "Sellers").

RECITALS:

The Company is an Arizona corporation authorized to issue 500,000 shares of Preferred stock and, 20,000,000 shares of Common stock. No Preferred stock has been issued or is outstanding. Of the Common stock, 597,682 shares have been issued, of which 288,870 are held by the public, 121,312 are held by Gary Clarkson, 187,500 are held in Treasury stock. All previously issued options to purchase shares of the Company have expired.
Clarkson is the Chief Executive Officer of the Company, and owns 121,312 shares of common stock of the Company.

Brentlinger wishes to purchase the common stock of the Company owned by Clarkson, to purchase the common stock held in the treasury of the Company or newly issued common stock, and to be enabled to invest in additional common stock of the Company in the future. The Board of Directors of the Company has determined that it would be in the best interests of the Company and its stockholders for Brentlinger to purchase the shares so long as Brentlinger is obligated to make future investments in the Company.

AGREEMENTS:

     In consideration of the recitals and mutual agreements contained herein, the parties agree:

1. The Clarkson Stock. Brentlinger agrees to purchase and Clarkson agrees to sell 121,312 shares of common stock of the Company (the "Clarkson Stock") for a purchase price of $3.05 per share, or $370,001.60 in the aggregate. The purchase price for the Clarkson Stock shall be payable $250,000.00 cash at Closing, with the balance of $120,001.60 to be deferred on terms agreed to by Brentlinger and Clarkson at or prior to closing.

2. The Treasury Stock. Brentlinger agrees to purchase and the Company agrees to sell the 187,500 shares of common stock of the Company currently held in the treasury of the Company or the same number of newly issued shares of common stock of the Company, or a combination of both (the "Treasury Stock"), as may be determined by the Company, for a purchase price of $3.05 per share, or $571,875.00 in the aggregate. The purchase price for the Treasury Stock shall be payable in full in cash at Closing.

3. The New Shares. Brentlinger agrees to purchase within one year of the Closing Date and the Company agrees to sell 171,250 additional shares of authorized but unissued common stock of the Company (the "New Shares") for a purchase price of $2.50 per share, or $428,125.00 in the aggregate. Brentlinger may purchase the New Shares in such amounts and on such dates as he may determine within the one year period, provided that he shall purchase all of the new shares within the one year period. On each date on which Brentlinger purchases any of the New Shares, he shall pay the purchase price in cash for the shares purchased on that date.

4. The Option Shares. On the Closing Date, the Company shall grant Brentlinger an option to purchase an additional 500,000 shares of authorized but previously unissued common stock of the Company (the "Option Shares") at a purchase price of $2.50 per share. The options shall extend for five years, shall be exercisable in part from time to time, and shall call for the payment of the purchase price in full in cash for the shares actually purchased on the dates of purchase.

5. Earnest Money Deposit. Upon execution of this Agreement by all parties, Brentlinger shall deposit with the Company $300,000.00 cash (the "Earnest Money") to be used as a partial payment for the Treasury Stock at Closing.
In the event Closing does not occur, the Earnest Money shall be retained by the Company, unless the reason for the failure of the Closing to occur was entirely or partially caused by the non-performance or breach by the Company or Clarkson, in which case the $300,000.00 shall be returned to Brentlinger upon the happening of the breach or non-performance. Brentlinger shall notify the Company of such non performance or breach by the Company or Clarkson and Company or Clarkson shall have 30 day to cure such non preformance or breach.

6. Closing. The Closing Date of the Transactions shall be September 30, 1999, or such earlier date to which the parties agree. At the Closing, Brentlinger shall deliver to Clarkson and the Company, as the case may be, the remaining cash due at Closing, and the Company and Clarkson shall deliver to Brentlinger share certificates representing the shares of common stock of the Company purchased by Brentlinger, together with assignments sufficient to enable Brentlinger to cause the shares to be registered in his name. In addition, the parties shall deliver at closing any other documents required by this Agreement to be delivered at Closing.

7. Representations and Warranties of Sellers. To induce Brentlinger to purchase the Clarkson Stock, the Treasury Stock and the New Shares, and to acquire an option to purchase the Option Shares, the Company and Clarkson represent and warrant as follows:

7.1 Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Arizona and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership of its properties makes such qualification necessary.

7.2 Capitalization. The authorized, issued and outstanding capital stock of the Company is as set forth in the Recital sections of this Agreement. As of the Closing, there will be no shares of the Company reserved for any purpose except for this agreement. All Shares owned by Clarkson are validly issued, fully paid, non-assessable and free of preemptive rights, and are held by the owners thereon, free of any lien, encumbrance, security interest, claim, charge, option, call or other right in favor of any person (other than the rights of the Buyer pursuant to this Agreement). There is no other existing option, warrant, call, subscription, right or other agreement or commitment obligating the Company to issue shares of its capital stock.

7.3  Authority Relative to this Agreement; Consents and Approvals; No Violation.

(a) The Company has the full corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Company's Board of Directors, and no other corporate proceeding is necessary to authorize this Agreement or the transactions described herein (the "Transactions"). This Agreement has been validly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, except to the extent that the binding nature thereof may be subject to the limitations which might result from bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights now or hereafter in effect, and except for the limitations on the remedy of specific performance and other forms of equitable relief. No permit, authorization, consent or approval of, or declaration or filing with any public body or authority is necessary for the lawful, proper and valid consummation by the Company of the Transactions.
The execution and delivery of this Agreement and the consummation of the Transactions, do not and will not violate any provision of the Company's Articles of Incorporation or Bylaws, any statute, rule or regulation, any order or decree of any public body or authority by which the Company or any of its properties, is bound or violate, conflict with, result in a breach of, or constitute (with or without due notice or lapse of time) a default under, or create or give rise to any right or obligation to cancel or terminate, any license, franchise, permit, indenture, agreement or other instrument to which either the Company is a party, or by which the Company or any of its properties is bound, and which is material to the business of the Company taken as a whole.

(b) Clarkson has all right, power and authority to execute and deliver this Agreement and to consummate the Transactions. This agreement has been validly executed and delivered by Clarkson and constitutes his valid and binding obligation, except to the extent that the binding nature thereof may be subject to the limitations which might result from bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights now or hereafter in effect, and except for the limitations on the remedy of specific performance and other forms of equitable relief. No permit, authorization, consent or approval of or declaration or filing with any public body or authority is necessary for the lawful, proper and valid consummation by Clarkson of the Transactions. The execution and delivery of this Agreement, and the consummation of the Transactions, by Clarkson do not and will not violate any statute, rule or regulation, any order or decree of any public body or authority, or conflict with, result in a breach or constitute (with or without due notice or lapse of time) a default under any agreement or other instrument to which Clarkson is a party or by which he is bound.

7.4 Financial Statements. The Company and Clarkson have previously furnished to Purchaser a true and complete copy of the Company's balance sheets as of December 31 for each of the years 1994 through 1998, and the related statements of earnings and cash flow for the periods then ended (collectively, the "Company Financial Statements"), as audited by Deloitte & Touche LLP. The Company and Clarkson also furnished the Purchaser unaudited financial statements for the First Quarter ended March 31, 1999 and the two 8K,s filed on January 25, 1999 and March 8, 1999. The Company Financial Statements fairly present the position of the Company and the results of its operations for the periods or as of the dates therein set forth, in accordance with generally accepted accounting principles. The accounting principles used in each of the Company Financial Statements have been consistently applied during the period involved (except as noted therein).

7.5 Tax Matters. The Company has filed all tax returns which are required to be filed and have paid all taxes due and payable (or claimed to be due and payable by all federal, state, county, local, foreign or other taxing authorities). The federal income tax returns of the Company have not been examined for any year, and the Company has not given or been requested to give a waiver of any statute of limitations relating to the payment of federal, state, county, local, foreign or other taxes for taxable periods which are still open. All taxes and other assessments and levies which the Company is required by law to withhold or collect have been duly withheld or collected and to the extent required have been paid over to the proper governmental authorities or are held in separate bank accounts for such purposes. The Company has never filed a consolidated income tax return with any person. Extensions for the 1998 state and federal income tax returns have been filed. The final 1998 returns are in preparation.

7.6 Changes Since December 31, 1998 Company Financial Statements. Since December 31, 1998, there has not been:

(a)  any declaration or payment of any dividend or other distribution
(whether payable in cash, stock or in kind) by the Company with respect to any capital stock or other securities;

(b) any amendment to the Articles of Incorporation or Bylaws of the Company;

(c) any material controversy or unsettled grievance pending or, to the knowledge of Sellers; threatened, between the Company and any employee of the Company or a collective bargaining organization representing or seeking to represent any such employee, or any negotiation or execution by the Company of any collective bargaining agreement with respect to its employees;

(d) any cancellation of any debt owed to, or claim of, the Company other than in the ordinary course of business.

 7.7 Valuation of Stock. The Board of Directors has determined that the prices to be paid by Buyer for the Treasury Stock and the New Stock are adequate, fair, just, and equitable to the other shareholders of the Company.

7.8 No Untrue Statement. No representation or warranty by Sellers in this Agreement or any certificate, exhibit, schedule or list furnished or to be furnished to the Buyer pursuant to the terms of this Agreement contains or will contain any untrue statement of a material fact, or omits or will omit to state a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they are made, not misleading. In the event any such representation or warranty is discovered to contain any material misstatement or omission, Sellers shall advise Buyer of such misstatement or omission. By advising Buyer of any such misstatement or omission, Sellers shall not be relieved of any liability which may arise under this Agreement for breach of any representation or warranty.

8. Representations and Warranties of Buyer. To induce Sellers to sell the Clarkson Stock, the Treasury Stock and the New Shares, and to grant an option to purchase the Option Shares, Brentlinger represents and warrants as follows:

8.1 Investment Intent. Brentlinger is acquiring the Clarkson Stock, the Treasury Stock and the New Shares with intent to invest therein and without intent to distribute or redistribute the shares. Brentlinger is aware that all such shares, when acquired by him, may be restricted as to resale by the provisions of the Securities Act of 1933, the Securities Exchange Act of 1934, the Arizona Securities Act, and other applicable laws. Brentlinger agrees that he will not sell or transfer any of the shares of the Company acquired by him without providing to the Company an opinion from counsel acceptable to the Company that such sale or transfer can be effected without violation of any applicable securities laws.

8.2 Authority. This Agreement has been duly and validly executed and delivered by Brentlinger and constitutes a valid and binding obligation of Brentlinger except to the extent that the binding nature thereof may be subject to the limitations which might result from bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to creditors' rights now or hereafter in effect, and except for the limitations on the remedy of specific performance and other forms of equitable relief. No permit, authorization, consent or approval of, or declaration or filing with any public body or authority is necessary for the lawful, proper and valid consummation by Brentlinger of the Transactions.
The execution and delivery of this Agreement and the consummation of the Transactions, do not and will not violate any provision of any statute, rule or regulation, any order or decree of any public body or authority by which Brentlinger or any of his properties is bound or violate, conflict with, result in a breach of, or constitute (with or without due notice or lapse of time) a default under, or create or give rise to any right or obligation to cancel or terminate, any license, franchise, permit, indenture, agreement or other instrument to which Brentlinger is a party, or by which Brentlinger or any of his properties is bound.

9. Conduct of the Business of Company After Execution of this Agreement.No employees of the Company shall be terminated without the express consent of Brentlinger. The Company shall not discontinue any line of business or enter into any new line of business without the express consent of Brentlinger. The Company shall cause all tax returns and securities reports which come due to be prepared and filed and all taxes owing to be paid. Clarkson shall resign as President, Chief Executive Officer of the Company. Brentlinger shall be employed by the Company as Chief Executive Officer and President at a salary of $7,000 per month.

10. Conduct of the Business of the Company After Closing. After Closing, Brentlinger shall be employed by the Company as Chief Executive Officer and President at a salary not to exceed $125,000 per year for the first three years following closing, and shall be appointed to the Board of Directors of the Company, to serve a term to expire at the next meeting of shareholders duly called to elect a Board of Directors. Upon request of Brentlinger, the Company will convene a special meeting of shareholders for the purpose of electing a new Board of Directors.

10.1 Employment and Compensation. Subject to direction by the Board of Directors and those persons authorized by the Board to be in charge of personnel matters, the Company will retain its existing employees, and will hire new employees as the Board and officers feel are warranted by any expansion of theCompany's business. Salaries and benefits for management and other employees of the Company shall remain consistent with industry compensation standards and will not exceed industry compensation standards.

10.2 Products and Business. Buyer and Sellers contemplate that the Company will acquire and begin manufacture and sale of additional products and product lines, to be recommended by Brentlinger. Such changes shall be subject to review and approval of the Board of Directors.

10.3 Tax and Securities Filings. The Company shall continue to timely file alltax returns and securities law filings which become due and shall pay all taxes imposed on it in a timely fashion. The Company shall withdraw or amend all filings related to a proposed dissolution of the Company and shall file documents as necessary to reflect the intention of the Company to continue in business.

10.4 Stockholders Meeting. At the first stockholders meeting following the Closing, the Board of Directors shall place on the agenda a resolution to rescind the previously approved resolution approving dissolution of the Company, and the Board of Directors shall recommend adoption of such resolution.

10.5 Term of this Section. The agreements contained in this Section 10 shall extend for a term of three years from the date of the Closing and shall then expire.

11. Conditions Precedent for the Purchaser to Close. The obligations of the Purchaser to Close and otherwise effect this Transaction shall be subject to the fulfillment at or prior to the Closing Date of each of the following conditions:

11.1 Accuracy of Representations and Warranties. All representations and warranties of the Sellers contained herein or in the exhibits, schedules or documents attached hereto or described herein or otherwise made in writing pursuant to this Agreement shall be true and correct as of the Closing, with the same force and effect as though made at and as of the Closing, except for changes contemplated or permitted by this Agreement. If at or prior to the Closing any Seller shall supplement any schedule to this Agreement, such schedule, as supplemented, and all matters referred to or disclosed therein, shall be satisfactory to the Purchaser in the exercise of his good faith judgment.

11.2 Absence of Actions or Proceedings. There shall be no action or proceeding by or before any court, other governmental body or arbitration tribunal which shall seek to restrain, prohibit or invalidate any of the Transactions, or which, as a result of the Transactions, might affect the right of the Company to carry on its business substantially as now conducted, unless the existence of theconditions results in whole or in part from activities of the Company undertaken under the direction of Brentlinger as Chief Executive Officer of the Company or otherwise results from the actions of Brentlinger.

12. Expenses. Each party shall bear all expenses incurred by such party in connection with negotiating, documenting, consummating or investigating the Transactions.

13. Extension; Waiver. The parties hereto may extend the time for or waive the performance of any of the obligations of any parties hereto, waive any inaccuracies in the representations or warranties of any parties hereto, or waive compliance by any parties hereto with any of the covenants or conditions contained in this Agreement. Any such extension or waiver shall be in writing and signed by the appropriate parties. No such waiver shall operate or be construed as a waiver of any subsequent act or omission of any parties hereto.

14. Notices. Any notice to a party pursuant to this Agreement shall be given by one of the following means: (a) certified or registered mail, postage prepaid, (b) private courier or express service requesting evidence of receipt as a part of its service, or (c) by telecopy, with a copy to also be given by first class mail, postage prepaid, or by any means permitted by claims
(a) or (b), above. Notices shall be given to the parties at the following addresses:

(a)  if to the Purchaser:

Charles J. Brentlinger
8402 East Jenan Drive
Scottsdale, AZ 85260
Telecopy #:480.368.7023

(b)  if to the Company:
Circuit Research Labs, Inc.
2522 West Geneva Drive
Tempe, AZ 85282

Attn: Dennis Drew

If to Clarkson:

Gary D. Clarkson
Circuit Research Labs, Inc.
2522 West Geneva Drive
Tempe, AZ 85282

15. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Arizona applicable in the case of contracts to be performed in such state.

16. Binding Effect. Upon execution hereof by all parties hereto, this Agreement shall inure to the benefit of, and be binding on and enforceable against the heirs, legal representatives, successors and assigns of the parties hereto.

17. Entire Agreement. This Agreement (including the exhibits hereto) and the documents and schedules delivered pursuant hereto, and the other agreements contemplated or required hereby, constitute the entire Agreement and understanding between the parties with respect to the subject matter hereof, and supersedes any prior agreement and understandings relating to the subject matter hereof. This Agreement may only be modified or amended by a written instrument executed by all parties hereto. Notwithstanding the foregoing, in the event the Closing does not occur, any prior agreement with respect to confidentiality of information furnished by any party shall continue to be binding on all parties thereto.

18. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original and all of which together shall constitute but one and the same instrument.

19. Attorneys' Fees; Costs of Litigation. If any legal action or any other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties shall be entitled to recover reasonable attorneys' fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

20. Headings. The subject headings of the paragraphs and sections of this Agreement are included for purposes of convenience only and shall not affect the construction or interpretation of any of its provisions.

21. Right to Supplement Schedules. Each party hereto shall have the right to supplement any schedule to this Agreement which relates to any representation, warranty or disclosure made by such party pursuant to this Agreement. Any such supplement to a schedule shall be delivered to all other parties hereto at least two business days prior to the Closing and shall be accompanied by true and complete copies of all agreements, instruments or other documents or items referred to therein.

DATED as of this 23rd day of June, 1999.
                                                      CIRCUIT RESEARCH LABS,
INC.


                                                      By: /s/ Erle M.
Constable
                                                   its Director

                                                      By: /s/ Gary D.
Clarkson

                                                 By: /s/ Charles Jayson
Brentlinger